

Mail Stop 3561

September 25, 2008

Via U.S. Mail

Daniel Mendes
President
DRS Inc.
8245 SE 36th Street
Mercer Island, Washington 98040

   **Re: DRS Inc.**
   **Amendment 1 to Registration Statement on Form S-1**
   **Filed September 11, 2008**
   **File No. 333-152419**

Dear Mr. Mendes,

We have reviewed your responses to the comments in our letter dated August 14, 2008 and have the following additional comments.

Our existing shareholders will experience dilution, page 14

1. Your risk factor heading refers to existing shareholders; however, your disclosure addresses new and existing investors.  Please revise your heading and disclosure to make clear that *new investors in this offering* who purchase shares from you directly will experience dilution.  You may wish to include a separate risk factor discussing risks related to future dilutive offerings.

Dilution, page 18

2. Reference is made to your disclosure that the audited book value of the Company, as of March 31, 2008, was $796,060 or $0.50 per share of common stock.  As your interim financial statements as of March 31, 2008 were unaudited and your net tangible book value per common share before the offering is $0.05 per share (as indicated in the table below), revise your disclosure to correct these discrepancies.

Plan of Distribution and Selling Security Holders, page 19

3.  We note your response to prior comments 8, 11 and 12, however, your disclosure in this section is still not clear.  Please create two separate sections, one titled "Plan of Distribution" and the other titled "Selling Security Holders" and present the appropriate required disclosure under each.  Reference each heading in the table of contents.  The comments below are intended to offer some guidance in revising this disclosure.

4.  As previously noted in prior comment 11, your footnote (1) describes the plan of distribution related to 1,868,268 of the shares offered by the selling shareholders.  You do not describe whether the remaining shares offered will be sold by the same method or another method.  Please revise to include the plan of distribution for all shares in this offering.

5.  We note your new footnote (2), however, could not locate footnote (2) within your table.

6.  It is unclear to us why you have noted 5 separate transactions all as footnote (4).  Please revise to assign each transaction a separate footnote.

7.  As previously noted in prior comment 12, it is unclear whether the 3,000,000 shares of common stock that you describe on page 24, as well as the two paragraphs that follow are part of your footnotes.  Please revise to locate this disclosure under an appropriate heading so investors can clearly understand this disclosure.

8.  Please revise to state that your selling shareholders may be deemed underwriters.

Security Ownership of Beneficial Owners and Management, page 26

9.  While we note your response to prior comment 14, we reissue.  You state in your response that Ms. Wong holds over 5% of common stock but not has yet exercised any of her options.  Item 403 of Regulation S-K requires that beneficial owners of more than 5% be disclosed.  Beneficial ownership is determined by Rule 13d-3 under the Exchange Act.  Under Rule 13d-3, shares that may be acquired through the exercise of an option within 60 days are deemed beneficially owned, and as such, would have the voting power associated with the common stock.  Please revise the table to include information about Ms. Wong, or tell us why the disclosure is not necessary pursuant to Rule 13d-3 and include the reason why you believe Ms. Wong would not have voting power.

Audited Financial Statements

10. We note from your response to our prior comment 30 that financial statements are current with the reporting to March 31, 2008 and since the fiscal year for DRS Inc. ended June 30, 2008, reporting will be due within 90 days. However, under Rule 3-12(b) of Regulation S-X, if the anticipated effective date or proposed mailing date falls after 45 days subsequent to the end of the fiscal year and you do not meet the conditions prescribed under paragraph (c) of Rule 3-01, the filing must include audited financial statements for the most recently completed fiscal year. In light of the loss for the year ended June 30, 2007 and the loss for the nine months ended March 31, 2008, it does not appear that you meet the conditions in paragraph (c) of Rule 3-01 and therefore would be required to file audited financial statements for the year ended June 30, 2008. Please update your financial statements accordingly.

Part II
Recent Sales of Unregistered Securities, page 50

11. We note your response to prior comment 25 and reissue in part. In the third paragraph, you refer to "ITEM 25." All of the disclosures in response to Item 701 must be provided in this section. Please revise or advise.

12. Expand your disclosure to state the exemption relied upon in connection with the offerings described in the fourth and fifth paragraphs of this section. In connection with each offering discussed, provide additional details supporting the use of the claimed exemption. For example, address what type of information you provided to investors in the initial private offering.

Signatures, page 55

13. We reissue prior comment 26. Form S-1 requires that the registration statement be signed by the following persons: 1) the principal executive officer; 2) the principal financial officer; 3) the controller or principal accounting officer; *and* 4) a majority of the board of directors. You must indicate the person that functions as controller or principal accounting officer. Please revise.

Exhibit 5.1

14. We note your response to prior comment 27. Your opinion on page 2 refers to "8,229,868 shares of Common Stock," but, on page one you define "Common Stock" as 3,000,000 shares. Please revise your definitions and/or your corresponding opinion for consistency, as appropriate. For clarity, we suggest you provide separate opinions for each type of security you list on page one. Furthermore, because the 1,868,268 shares of common stock offered by selling

shareholders have already been issued, please provide an opinion whether the common stock *has been* legally issued, fully paid and non-assessable.

Other

15. Please include a currently dated consent of the Independent Registered Public Accounting Firm in your next amendment to your Form S-1 registration statement.

\* \* \* \* \*

As appropriate, please amend the registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3212 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3412 with any other questions.

Regards,


Amanda McManus
Branch Chief - Legal


cc:     Sharon D. Mitchell, Esq.
        via fax:  (760) 301-0056